Exhibit 3.1
Articles of Amendment to the Restated Articles of Incorporation of Washington Trust Bancorp, Inc.

FOURTH. Capital Stock. The aggregate number of shares which the Corporation shall have authority to issue is 61,000,000, of which 60,000,000 shares, par value $.0625 per share, shall be a class designated as “Common Stock”, and 1,000,000 shares, par value $0.01 per share, which shall be a class designated as “Undesignated Preferred Stock.”

(a) Common Stock. Subject to the provisions of these Articles of Incorporation and except as otherwise provided by law, the shares of Common Stock of the Corporation may be issued for such consideration and for such corporate purposes as the Board of Directors may from time to time determine.

(b) Undesignated Preferred Stock. The Board of Directors is expressly authorized, to the fullest extent permitted by law, to provide by resolution or resolutions for, out of the unissued shares of Undesignated Preferred Stock, the issuance of shares of Undesignated Preferred Stock in one or more series of such stock, and by filing a certificate of such resolution or resolutions pursuant to applicable law of the State of Rhode Island, to establish or change from time to time the number of shares of each such series and to fix and establish the voting powers thereof, full or limited, or no voting powers, and the designations, preferences and relative, participating, optional or other special rights of the shares of each such series and any qualifications, limitations and restrictions thereof.